EXHIBIT 99.1

Press Release

For immediate release

Liminal BioSciences Announces FDA Extension of Review Period for Ryplazim®(plasminogen) BLA

•	PDUFA date extended by FDA from March 5, 2021 to June 5, 2021
•	Earnings call moved forward to Wednesday November 11th

LAVAL, CANADA, and CAMBRIDGE, ENGLAND – November 8, 2020 – Liminal BioSciences Inc. (Nasdaq: LMNL) (“Liminal BioSciences” or the “Company”), a clinical-stage biopharmaceutical company, today announced that the U.S. Food and Drug Administration (FDA) has notified the Company that it has extended the review period for the Biologics License Application ("BLA") for Ryplazim® (plasminogen), or Ryplazim, for the treatment of clinical signs and symptoms associated with congenital plasminogen deficiency (“C-PLGD”). The new Prescription Drug User Fee Act (PDUFA) target action date has been extended by the FDA by three months to June 5, 2021.

“While we are disappointed by the extension of the review period by FDA, we look forward to continuing discussions with the FDA during the review process,” said Kenneth Galbraith, Chief Executive Officer of Liminal BioSciences. “We remain committed to bringing this much needed treatment forward to help patients with this serious disease.”

The BLA resubmission for Ryplazim was originally accepted by FDA in September 2020 as a Class 2 response to the prior complete response letter issued by FDA in 2018, with a six-month review period, and the FDA set a PDUFA target action date of March 5, 2021.

The Company recently submitted a response to an information request from the FDA related to the BLA resubmission. On November 6, 2020, the FDA notified us that the

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submission of this additional information by the Company constituted a major amendment because the submission contained substantial new manufacturing or facility information not previously submitted to or reviewed by the FDA, which entitles FDA to extend the review process by three months. The new PDUFA target action date is now June 5, 2021.

The BLA resubmission for Ryplazim® was supported by data from a Phase 2/3 clinical trial, which evaluated 15 patients, both pediatric and adults, with C-PLGD over 48 weeks of therapy with Ryplazim®.

As a result of this announcement, Liminal BioSciences will advance the date of the previously announced corporate update conference call and webcast to Wednesday November 11, 2020 8:30am (ET). A live audio webcast of the conference call will be available via: https://produceredition.webcasts.com

About Liminal BioSciences Inc.

Liminal BioSciences is a clinical-stage biopharmaceutical company focused on discovering, developing and commercializing novel treatments for patients suffering from diseases of high unmet medical need, primarily related to fibrosis, including respiratory, liver and kidney diseases. Liminal BioSciences has a deep understanding of certain biological targets and pathways that have been implicated in the fibrotic process, including fatty acid receptors such as FFAR1, or GPR40, G-protein-coupled receptor 84, or GPR84, and peroxisome proliferator-activated receptors. Liminal BioSciences’ lead small molecule product candidate, fezagepras (PBI-4050), is expected to enter a Phase 1 clinical trial in Q4-2020 in the UK to evaluate multiple ascending doses in healthy volunteers, at daily dose exposures higher than those evaluated in Liminal BioSciences’ previously completed Phase 2 clinical trials. Fezagepras is expected to be further evaluated in a global Phase 2b clinical trial in patients with idiopathic pulmonary fibrosis (IPF) anticipated to be initiated in H2-2021. In addition, Liminal BioSciences expects to initiate a Phase 1b/2a clinical trial in the United States of fezagepras for patients with high triglyceride levels (hypertriglyceridemia) in H2-2021.

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Fezagepras has previously been granted Orphan Drug Designation by the FDA and the European Medical Agency for the treatment of IPF. The treatment has also received a Promising Innovative Medicine (PIM) designation by the Medicines and Healthcare products Regulatory Agency (MHRA) for IPF.

Liminal BioSciences has also leveraged its experience in bioseparation technologies through its subsidiary Prometic Bioproduction Inc. to isolate and purify biopharmaceuticals from human plasma. Liminal BioSciences’ lead plasma-derived product candidate is Ryplazim® (plasminogen) (“Ryplazim®”), for which the Company, through its US subsidiary, Prometic Biotherapeutics Inc., resubmitted a BLA in September 2020 with the FDA seeking approval to treat patients with congenital plasminogen deficiency. The PDUFA target action date for this BLA filing is June 5, 2021. Ryplazim® has previously been granted Orphan Drug and Rare Pediatric Disease Designations by the FDA for the treatment of congenital plasminogen deficiency.

Prometic Plasma Resources, a subsidiary of Liminal BioSciences, has joined the CoVIg-19 Plasma Alliance to contribute to the acceleration of the development of a potential new therapy for COVID-19. Liminal BioSciences’ Canadian plasma collection center located in Winnipeg, Manitoba is licensed by the FDA and Health Canada, and is certified by the European Union and the Plasma Protein Therapeutics Association (PPTA). Liminal BioSciences’ American plasma collection center located in Amherst, New York, is licensed by the State of New York and its BLA submission is currently under review by the FDA.

Liminal BioSciences has active business operations in Canada, the United Kingdom and the United States.

Forward Looking Statement

This press release contains forward-looking statements about Liminal BioSciences’ objectives, strategies and businesses that involve risks and uncertainties. Forward‐looking information includes statements concerning, among other things, statements with respect to the timing for FDA review of the BLA for Ryplazim®, regulatory

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inspections, the potential of our product candidates and development of R&D programs and the timing of initiation of clinical trials.

These statements are "forward-looking" because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Among the factors that could cause actual results to differ materially from those described or projected herein include, but are not limited to, risks associated with FDA review, Liminal BioSciences’ ability to develop, manufacture, and successfully commercialize product candidates, if ever, the impact of the COVID-19 pandemic on its business operations, clinical development, regulatory activities and financial and other corporate impacts, the availability of funds and resources to pursue R&D projects, the successful and timely initiation and completion of clinical trials, the ability of Liminal BioSciences to take advantage of business opportunities in the pharmaceutical industry, uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals and general changes in economic conditions. You will find a more detailed assessment of these risks, uncertainties and other risks that could cause actual events or results to materially differ from our current expectations in the filings the Company makes with the U.S. Securities and Exchange Commission and Canadian Securities Commissions filings and reports filings and reports, including in the Annual Report on Form 20-F, as amended,  for the year ended December 31, 2019 and past and future filings and reports by the Company, from time to time. Such risks may be amplified by the COVID-19 pandemic and its potential impact on Liminal BioSciences’ business and the global economy. As a result, we cannot guarantee that any forward-looking statement will materialize. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof.  We assume no obligation to update any forward-looking statement contained in this Press Release even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

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For further information please contact:

Corporate Contact

Shrinal Inamdar

Manager, Investor Relations and Communications

s.inamdar@liminalbiosciences.com

+1 450.781.0115

Media Contact

Kaitlin Gallagher

kgallagher@berrypr.com

+1 212.253.8881

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